EXHIBIT 3.3
CERTIFICATE OF AMENDMENT
OF THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
TRINSIC, INC.

          TRINSIC, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
          FIRST: The name of the Corporation is TRINSIC, INC. (the “Corporation”).
          SECOND: Article IV of the Corporation’s current Restated Certificate of Incorporation, as amended, is hereby amended to include the following text as Subsection D to Article IV:
          “D. Upon this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the corporation becoming effective in accordance with the General Corporation Law of the State of Delaware (the “Effective Time”), each ten (10) shares of Common Stock, par value $.01 per share, of the corporation (“Old Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically reclassified as and converted into one (1) share of Common Stock, par value $.01 per share, of the corporation (“New Common Stock”)
          Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, upon surrender after the Effective Time of a certificate formerly representing shares of Old Common Stock, the corporation shall pay to the holder of the certificate an amount in cash at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported in the Wall Street Journal, on the first trading date after the date on which the Effective Time occurs.
          Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph.”
          THIRD: This Certificate of Amendment of the Corporation’s Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors and Stockholders of the Corporation in accordance with the provisions of Section 242 of the DGCL.
          IN WITNESS WHEREOF, TRINSIC, INC., has caused this certificate to be duly executed in its corporate name on this 23rd day of September, 2005.

TRINSIC, INC.
BY: /s/ Horace J. Davis, III
Name:	Horace J. Davis, III
Title:	Chief Executive Officer